UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 17, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON THE PROVISION OF GUARANTEE FOR SOME SUBSIDIARIES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete and does not contain any false information, misleading statements or material omissions.

IMPORTANT NOTICE:

Name of guaranteed party	Amount of guarantee	Balance of guarantee actually provided	Availability of counter guarantee	Guarantor
China United Airlines Co., Ltd. (“China United Airlines”)	The aggregate maximum limit being RMB1 billion	Guarantee not provided previously	No	China Eastern Airlines Corporation Limited (the “Company”)
Shanghai Eastern Flight Training Co., Ltd. (“Shanghai Flight Training”)		US$23,643,200
Eastern Business Airlines Service Co., Ltd. (“Eastern Business Airlines Service”)		Guarantee not provided previously
China Eastern Airlines Technology Co., Ltd. (“Eastern Technology”)		Guarantee not provided previously

•	Aggregate amount of overdue external guarantee: nil

I.	OVERVIEW OF THE GUARANTEE

On 17 January 2017, the resolution regarding the provision by the Company of guarantee to some of its subsidiaries was considered and approved on the 2017 first regular meeting of the board of directors of the Company (the “Board”), pursuant to which it was agreed that the Company shall provide, within the period from the effective date of the resolution to 31 December 2017, guarantee in the total amount of up to RMB1 billion to four wholly-owned subsidiaries namely China United Airlines, Shanghai Flight Training, Eastern Business Airlines Service, Eastern Technology, or their respective wholly-owned subsidiaries; Where the subject obligations are denominated in foreign currencies, the amounts shall be translated to Renminbi at the exchange rates prevailing at the time of provision of the guarantee; The period of guarantee shall be the same as the period of subject obligations of the respective guaranteed parties and shall not exceed 10 years; The president of the Company shall be authorized to take charge of the detailed implementation thereof, and implementation progress shall be reported to the Board.

II.	BASIC INFORMATION OF THE GUARANTEED PARTIES

(I)	China United Airlines Co., Ltd.

1.	Registered address: Court 1, Western Zone, 6 Jingbei East Road, Fengtai District, Beijing;

2.	Legal representative: Tang Bing;

3.	Registered capital: RMB1,320 million;

4.	Business scope: domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transportation business; international air passenger and cargo transportation business to the nearby countries (Air Operator’s Certificate will be valid until 26 June 2017); agency services among airlines; the service business in relation to air transportation operations; retail of pre- packaged food (Food Circulation Permit will be valid until 21 January 2018); retail of souvenir and items for aviation services; to place both domestic and overseas advertisements on its own media and the agency of advertising business of its branches; ticketing services; warehousing services; corporate management consulting; investment management and asset management; design, production, agency advertising; sales of art pieces, cosmetics, hygiene products, clothing and footwear, cultural items, computers, software and auxiliary equipment, electronic products, household appliances, and jewelry; automobile rental (excluding passenger vehicles with more than 9 seats) (If any of the above business requires approval according to the law, the business shall only be conducted after obtaining such approval);

5.	100% equity interests in China United Airlines are held by the Company;

6.	As of 31 December 2015, China United Airlines had total assets of RMB6,456,199,513.79, net assets of RMB1,960,304,486.26 and total liabilities of RMB4,495,895,027.53, including current liabilities of RMB2,730,814,930.46. In 2015, China United Airlines recorded revenue of RMB3,948,844,898.84 and net profit of RMB262,600,344.40. As of 30 September 2016, China United Airlines had total assets of RMB7,473,713,855.39, net assets of RMB2,419,551,604.38 and total liabilities of RMB5,054,162,251.01, including current liabilities of RMB3,108,586,761.38. For the period from January to September in 2016, China United Airlines recorded revenue of RMB3,323,169,802.54 and net profit of RMB464,309,993.66.

(II)	Shanghai Eastern Flight Training Co., Ltd.

1.	Registered address: No. 518, Fasai Road, Free Trade Zone, Shanghai, the PRC;

2.	Legal representative: Shi Fukang;

3.	Registered capital: RMB693.80 million;

4.	Business scope: provision of training for pilots and other flight-related crew, import and export of cargo and technology, leasing of self-owned properties as well as maintenance and research and development of aviation equipment, consultation of aviation industry knowhow (other than training), development and sales of computer software and conference services. (If any of the above business requires approval according to the law, the business shall only be conducted after obtaining such approval);

5.	100% equity interests in Shanghai Flight Training are held by the Company;

6.	As of 31 December 2015, Shanghai Flight Training had total assets of RMB1,722,896,960.95, net assets of RMB1,007,225,112.01 and total liabilities of RMB715,671,848.94, including current liabilities of RMB463,710,630.98. In 2015, Shanghai Flight Training recorded revenue of RMB417,934,559.17 and net profit of RMB91,427,991.12. As of 30 September 2016, Shanghai Flight Training had total assets of RMB1,778,640,369.51, net assets of RMB1,116,491,766.35 and total liabilities of RMB662,148,603.16, including current liabilities of RMB427,537,299.65. For the period from January to September in 2016, Shanghai Flight Training recorded revenue of RMB369,975,828.46 and net profit of RMB109,266,654.34.

(III)	Eastern Business Airlines Service Co., Ltd.

1.	Registered address: Room 716, Zone A, 7/F, No. 1023 Qinghu Road, Qingpu District, Shanghai;

2.	Legal representative: Sun Youwen;

3.	Registered capital: RMB50 million;

4.	Business Scope: medical care and rescue, business flight, private or commercial pilot license training, aircraft hosting services, rental flight, general air chartered flight aircraft, maintenance and repair of aircraft and aviation equipment, air agency services, extended business related to air transport agency, travelling consultation (excluding travel agency services), conference and exhibition service, automobile leasing, sale of art pieces and gifts (If any of the above business requires approval according to the law, the business shall only be conducted after obtaining such approval);

5.	100% equity interests in Eastern Business Airlines Service are held by the Company;

6.	As of 31 December 2015, Eastern Business Airlines Service had total assets of RMB113,710,147.27, net assets of RMB67,919,607.65 and total liabilities of RMB45,790,539.62, including current liabilities of RMB45,790,539.62. In 2015, Eastern Business Airlines Service recorded revenue of RMB253,387,488.93 and net profit of RMB13,690,310.32. As of 30 September 2016, Eastern Business Airlines Service had total assets of RMB127,403,116.00, net assets of RMB80,261,677.68 and total liabilities of RMB47,141,438.32, including current liabilities of RMB47,141,438.32. For the period from January to September in 2016, Eastern Business Airlines Service recorded revenue of RMB200,270,914.56 and net profit of RMB12,342,070.03.

(IV)	China Eastern Airlines Technology Co., Ltd.

1.	Registered address: No. 277, Kong Gang San Road, Hongqiao Airport, Changning District, Shanghai;

2.	Legal representative: Feng Liang;

3.	Registered capital: RMB4,300 million;

4.	Business scope: Maintenance and repair of aircraft/airframe, power devices, and aircraft components other than complete engine/propeller, as well as special-purpose operations; training on civil aviation aircraft and training on repairing of civil aviation aircraft components; engineering services, aviation parts supply chain management, and aircraft-maintenance-related consultation, agency and investment businesses (If any of the above business requires approval according to the law, the business shall only be conducted after obtaining such approval);

5.	100% equity interests in Eastern Technology are held by the Company;

6.	As of 31 December 2015, Eastern Technology had total assets of RMB8,470,416,711.77, net assets of RMB3,958,542,301.86 and total liabilities of RMB4,511,874,409.91, including current liabilities of RMB4,067,540,409.91. In 2015, Eastern Technology recorded revenue of RMB6,212,307,619.54 and net profit of RMB71,017,031.41. As of 30 September 2016, Eastern Technology had total assets of RMB10,401,545,737.99, net assets of RMB4,189,653,618.82 and total liabilities of RMB6,211,892,119.17, including current liabilities of RMB5,736,938,869.17. For the period from January to September in 2016, Eastern Technology recorded revenue of RMB4,854,409,421.33 and net profit of RMB231,111,316.96.

III.	PARTICULARS OF THE GUARANTEE

Name of guaranteed party	Amount of guarantee	Type of guarantee	Method of guarantee	Term of guarantee	Use
China United Airlines	The aggregate maximum limit being RMB1 billion	Credit guarantee	Joint liability guarantee	Same as the period of subject obligations of the respective guaranteed parties and shall not exceed 10 years	Capital requirements in daily operations, transformation and development
Shanghai Flight Training
Eastern Business Airlines Service
Eastern Technology

IV.	OPINION OF THE BOARD

In recent years, as there has been an expansion in the business scale of the Company’s subsidiaries, transformation of China United Airlines to becoming a low-cost airline, and the innovation in asset management approach by Eastern Technology which promoted the transformation of protective assets to operational assets, the capital expenditure of each of the subsidiaries has increased. Given the Company’s thorough understanding of the operating status, credit standing and debt servicing capability of its subsidiaries, and recognition that their financial risk is under control, the guarantee provided by the Company for its subsidiaries would further enhance the credit standing of its subsidiaries, reduce the finance cost and also secure the facilities required for their production and operation, reform and transformation to facilitate their sustainable and healthy development, thereby uplifting the overall operating level of the Company.

In view of the above, the Board agreed that: the Company shall provide, within the period from the effective date of the resolution to 31 December 2017, guarantee in the total amount of up to RMB1 billion to four wholly-owned subsidiaries namely China United Airlines, Shanghai Flight Training, Eastern Business Airlines Service, Eastern Technology, or their respective wholly-owned subsidiaries; Where the subject obligations are denominated in foreign currencies, the amounts shall be translated to Renminbi at the exchange rates prevailing at the time of provision of the guarantee; The period of guarantee shall be the same as the period of subject obligations of the respective guaranteed parties and shall not exceed 10 years; The president of the Company shall be authorized to take charge of the detailed implementation thereof, and implementation progress shall be reported to the Board.

After prior review, the independent directors of the Company agreed to the Company’s provision of guarantee for its subsidiaries and to putting forward the relevant resolution to the Board for its consideration and approval. The independent opinions issued by the independent directors are as follows: the Company’s provision of guarantee for its subsidiaries would be beneficial in enhancing the credit standing of the guaranteed parties and securing the facilities required for their production and operation to facilitate their sustainable and healthy development, and be in the interest of the Company and its shareholders as a whole. The Board’s consideration of the provision of guarantee for the Company’s subsidiaries has been approved by more than two-thirds of the directors present in the meeting, in addition to the consent granted by more than half of all directors on board. The voting procedures of the meeting complied with laws and regulations, the Articles of Association and Rules of Meeting of the Board.

V.	AGGREGATE AMOUNT OF ALL EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

As of 17 January 2017, the aggregate amount of external guarantees granted by the Company and its majority-controlled subsidiaries comprised approximately US$23,643,200 and RMB7 billion, respectively. or approximately RMB7,163 million in aggregate, all of which are guaranteed by the Company in favour of its wholly-owned subsidiaries. Such amounts in aggregate represent 20.38% of the audited net assets of the Company as at 31 December 2015. No overdue guarantee existed.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
17 January 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

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